Report on Special Meeting of Shareholders

	A Special Meeting of Shareholders of Duff & Phelps Select
Energy MLP Fund Inc. was held on September 16, 2016. The meeting was held for purposes of electing one (1) nominee to the Board of Trustees.

   The results were as follows:

Election of  Trustee
                          Votes For          Votes Withheld
Brian T. Zino            22,549,636           573,311

      Based on the foregoing, Brian T. Zino was elected as Trustee. The Fund's other Trustees who continue in office are George R, Aylward, Philip R. McLoughlin, William R. Moyer, James
M. Oates, James B. Rodgers, Jr. and R. Keith Walton.